Mahzi Therapeutics
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Join us in bringing life-altering therapies to patients.
"Dosing the first patient is a significant achievement ... We look forward to advancing this program to address a significant unmet medical need for patients with Pitt Hopkins syndrome and their families."
— Yael Weiss, CEO & Founder Mahzi Therapeutics
MAHZI
INVEST ON WEFUNDER

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Rare disease medicine is being rewritten.

Mahzi Therapeutics is advancing precision genetic therapies designed to treat devastating neurological disorders at their genetic root cause.

Built by leaders from Merck, Genzyme, and Ultragenyx and trained at Stanford, Cambridge, Yale, and UC Berkeley.

With $76M raised and patients now being treated in a clinical trial, the company is entering its next phase.

🌍Join the movement. Invest in the future of genetic medicine.

Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure